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                     [LETTERHEAD OF BOSE MCKINNEY & EVANS LLP]


May 20, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:   Mr. William Friar
             Mr. Gregory Dundas

Re:  MainSource Financial Group, Inc/
     Amendment No. 1 to
     Registration Statement on Form S-3
     File No.: 333-124018


Gentlemen:

The above-referenced Amendment No. 1 to the Registration Statement on Form S-3 is being filed with this letter. In addition to other changes, the disclosure in this Amendment has been updated to include first quarter financial information.

We have set forth below responses to the Staff's comments. The numbers of the following responses correspond to the numbers of the specific comments.

                                    FORM S-3

GENERAL

1.  This filing includes the graphical material included in the prospectus.

PROSPECTUS SUMMARY

2. The last sentence of the first paragraph of the summary has been deleted as requested.

3. The summary has been revised to eliminate unnecessary repetition and to make it shorter.

4. The summary has been revised to eliminate the separate discussion of the company's competitive strengths and business strategy.


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Securities and Exchange Commission
May 20, 2005
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5.  The discussion of non-interest income has been revised to refer to the change in the percentage of the company's total income comprised of non-interest income, rather than merely the increase in the amount of non-interest income over the period. This approach is less influenced by the acquisitions the company has made during the period and also focuses more on the point of the discussion, that the company has made an effort to change the interest/non-interest mix of its revenue. The company believes that this approach makes a discussion of non-interest expense unnecessary in this context, particularly in light of the effect of the company's many acquisitions on the growth of non-interest expenses over the period, which could cause readers to be misled about the reasons for the increase.

RISK FACTORS

6. The formatting of the subheadings now sets off the subheadings from the text of the risk factors.

USE OF PROCEEDS

7.  The reference to short-term indebtedness has been deleted.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 1 - BUSINESS

8.  Additional disclosure will be provided in future filings as requested.

9.  Additional disclosure will be provided in future filings as requested.

ITEM 6 - SELECTED FINANCIAL DATA

10. Consideration will be given to including the ratio of allowance for loan loss to non-performing loans in the selected financial data table as suggested.

                                 OTHER MATTERS

The incorporation by reference in "Where You Can Find More Information" of the description of the company's common stock from Form 8-A has been replaced with incorporation by reference from an updated description filed under cover of Form 8-K on May 19, 2005 as suggested in the Staff's Telephone
Interpretation No. H-29.


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Securities and Exchange Commission
May 20, 2005
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If you have additional comments or questions regarding this letter or the amendment, you may contact me at 317-684-5131 or my partner, Karen Ball Woods, at 317-684-5376.

Sincerely,

/s/  Alan W. Becker

Alan W. Becker

AWB:ln